

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

January 6, 2009

Mr. Scott D. Wilson
Principal Financial Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, TX 79901

   **Re: El Paso Electric Company
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 1-14206**

Dear Mr. Wilson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Jennifer Thompson
        Accounting Branch Chief